David Lubin & Associates, PLLC
26 East Hawthorne Avenue
Valley Stream, NY 11580
Tel. (516) 887-8200
Fax (516) 887-8250

July 8, 2008

BY EDGAR AND
FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Ms. Julie Bell, Esq.

Re:           Israeli Historical Sight Seeing Co.
Amendment No.2 to Registration Statement on Form S-1
Filed on July 1, 2008
File Number 333-151388

Dear Ms. Bell:

On behalf of Israeli Historical Sight Seeing Co. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No.2 to  Registration Statement on Form S-1/A ("Amendment No.2”) in response to the Commission's comment letter, dated July 2, 2008 (the “Comment Letter”).

In addition to Amendment No.2, the Company supplementally responds to the Commission's comment as follows:

Cover Page

1.           Comment:  We reissue our prior comment 1. When the purchasers purchased the restrictive illiquid shares for $$0.05 a share, they agreed that they were worth five cents a share with the restrictions of a non public security. Now they are registering a liquid non restrictive security.  Either revised the price or explain why the change factors do not result in a different price.

              Response:  The prospectus cover page and each relevant place in the filing have been revised to indicate that the price is $0.10 per share since the shares will now be a liquid non-restrictive security.

The Company respectfully submits via EDGAR the foregoing response to the Commission and Amendment No.2 as requested by the Commission.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers.  Thank you very much.

Very truly yours,
/s/ David Lubin & Associates, PLLC
David Lubin & Associates, PLLC

cc:  Mr. Mark Wallerstein